UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CENTRAL FEDERAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15346Q400

(CUSIP Number)

Castle Creek Capital Partners VII, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Castle Creek Capital Partners VII, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 531,299 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 531,299 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,299 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons Castle Creek Capital VII LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 531,299 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 531,299 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,299 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 531,299 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 531,299 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,299 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 531,299 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 531,299 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,299 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share, of Central Federal Corporation (the “Company”).  The address of the principal executive office of the Company is 7000 North High Street, Worthington, Ohio 43085.

Item 2.                                                         Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: (i) Castle Creek Capital Partners VII, LP, a Delaware limited partnership (“Fund VII”) and a private equity fund focused on investing in community banks throughout the United States of America; (ii) Castle Creek Capital VII LLC, a Delaware limited liability company (“CCC VII”), whose principal business is to serve as the sole general partner of, and manage, Fund VII; (iii) John M. Eggemeyer, a United States citizen and managing principal of CCC VII; and (iv) John T. Pietrzak, a United States citizen and managing principal of CCC VII.  The business address for each of the Reporting Persons is 6051 El Tordo, P.O. Box 1329, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   N/A.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

On October 31, 2019, pursuant to a securities purchase agreement (the “SPA”) executed on October 25, 2019, by and among the Company, Fund VII and certain other investors party thereto, Fund VII purchased (i) 531,299 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), at a purchase price of $12.00 per share and (ii) 11,570 shares of the Company’s Series C convertible perpetual preferred stock (“Series C Preferred Stock”, and such shares of Common Stock and Series C Preferred Stock issued to Fund VII pursuant to the SPA, the “Shares”), at a purchase price of $1,200.00 per share.  The aggregate purchase price of the Shares was $20,259,588.

The foregoing references to and descriptions of the SPA, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the SPA, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 4.                                                         Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Fund VII acquired the Shares in the ordinary course of business because of its belief that the Shares represented an attractive investment in accordance with its investment strategy.  Subject to the limitations imposed by the SPA and the applicable federal and state securities laws, Fund VII may dispose of the Shares from time to time, subject to market conditions and other investment considerations, and may cause the Shares to be distributed in kind to investors.  To the extent permitted by the SPA and applicable bank regulatory limitations, Fund VII may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the SPA, and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s board of directors (the “Board”), other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board, management, strategy and future plans of the Company.

As further described in Item 6 below, pursuant to the SPA Fund VII has the right to appoint a representative to the Board.  Pursuant to such right, as previously disclosed, John Pietrzak, a managing principal of CCC VII, was appointed to the Board on November 20, 2019.

The foregoing references to and descriptions of the SPA do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the SPA, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned (2)	Percent of Class (3)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VII, LP	531,299	9.9%	0	531,299	0	531,299
Castle Creek Capital VII LLC (1)	531,299	9.9%	0	531,299	0	531,299
John M. Eggemeyer (1)	531,299	9.9%	0	531,299	0	531,299
John T. Pietrzak (1)	531,299	9.9%	0	531,299	0	531,299

(1)                                 Each of CCC VII, Mr. Eggemeyer and Mr. Pietrzak disclaims beneficial ownership of the Common Stock owned by Fund VII, except to the extent of its or his pecuniary interest therein.

(2)                                 Excludes (i) 11,570 shares of Series C Preferred Stock (which would be convertible into an aggregate of 1,157,000 shares of Common Stock) and (ii) restricted stock awards representing 1,650 underlying shares of Common Stock issued to Castle Creek Advisors IV LLC (“Advisors IV”) on behalf of John Pietrzak in his capacity as a member of the Board, which awards vest over a three-year period.  Since Fund VII does not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such Series C Preferred Stock (due in part to the limitations described in Item 6 below) and such restricted stock awards, those underlying shares are not included in the amount reported herein.

(3)                                 This calculation is based on 5,339,690 shares of Common Stock of the Company outstanding as of November 1, 2019, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019.

(c)

The information set forth in Item 3 and Item 5 is incorporated herein by reference. Except as set forth herein, none of the Reporting Persons had any transactions in the Common Stock (or securities convertible into the Common Stock) during the past 60 days.

(d)

Other than as described herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in the Schedule 13D.

(e)

N/A

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

The Series C Preferred Stock will rank, as to payments of dividends and distribution of assets upon dissolution, liquidation or winding up of the Company, pari passu with the Common Stock pro rata. Holders of Series C Preferred Stock will have no voting rights except as may be required by law. The Series C Preferred Stock will not be redeemable by either the Company or by the holder.

Each share of Series C Preferred Stock will be convertible into either (i) 100 shares of Common Stock under certain circumstances (subject to the restrictions on owning in excess of 9.9% of the outstanding Common Stock, as further described below) or (ii) 100 shares of non-voting common stock (which will also be convertible into Common Stock), subject to approval of the creation of such class of non-voting common stock by the Company’s stockholders (the “Non-Voting Common Stock”).  Each share of Series C Preferred Stock will automatically convert into 100 shares of Non-Voting Common Stock effective as of the close of business on the date that the Company obtains stockholder approval for and files an amendment to the Company’s certificate of incorporation to authorize the Non-Voting Common Stock. The Company must request stockholder approval of the amendment to the certificate of incorporation to authorize the class of Non-Voting Common Stock at the Company’s annual shareholders’ meeting to be held no later than May 31, 2020.  Fund VII’s right to convert the Series C Preferred Stock and the Non-Voting Common Stock into Common Stock is subject to NASDAQ limitations on the Company’s ability to issue in excess of 19.99% of the Common Stock outstanding immediately prior to the execution of the SPA (the “Exchange Cap”).  The Company must also request stockholder approval to eliminate the Exchange Cap at the Company’s annual shareholders’ meeting to be held no later than May 31, 2020.

Upon the issuance of the Non-Voting Common Stock, subject to certain exceptions, Fund VII would be permitted to convert, or upon the request of the Company required to convert, the shares of Non-Voting Common Stock into an equal number of shares of Common Stock, so long as upon conversion Fund VII did not own more than 9.9% of the Common Stock. Additionally, the shares of Non-Voting Common Stock will automatically convert into an equal number of shares of Common Stock upon a transfer of the shares to a non-affiliate of Fund VII in a permissible transfer.

The Certificate of Designations of the Company’s Series C Preferred Stock (the “Certificate of Designations”) is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The following is a description of certain terms of the SPA and related transaction documents:

Representations and Warranties.  Pursuant to the SPA, the Company made customary representations and warranties to Fund VII relating to, among other things, the Company, its business, the issuance of the Shares and authorization to enter into the transaction.  Fund VII also made customary representations and warranties to the Company regarding, among other things, Fund VII’s valid organization and authorization to enter into the transaction. The Company’s and Fund VII’s representations and warranties generally expire 18 months following the Closing Date (as defined in the SPA), with the exception of certain fundamental representations of the Company, which survive for six years from the Closing Date.

Transfer Restrictions.  Fund VII agreed not to sell or dispose of the SPA Shares unless doing so was in compliance with the registration requirements or exemptions of the Securities Act of 1933 (as amended, the “Securities Act”) and applicable state, federal or foreign securities laws.

Ownership Limitation and Avoidance of Control.  Fund VII agreed that neither it nor its affiliates (for purposes of any banking regulation or law) shall be entitled to purchase shares of Common Stock that would result in Fund VII and its affiliates collectively to be deemed to own, control or have the power to vote more than 9.9% of the Company’s issued and outstanding Common Stock.  Neither the Company nor any of its subsidiaries is permitted under the SPA to take any action (including any redemption, repurchase, rescission or recapitalization of Common Stock or securities or rights to purchase or that may become convertible into Common Stock, in each case, where Fund VII is not given the right to participate in such transaction to the extent of Fund VII’s pro rata portion), that would cause (i) the equity in the Company owned by Fund VII and its affiliates (as such term is used under the Bank Holding Company Act (the “BHCA”)) to exceed 33.3% of the Company’s total equity (provided that there is no ownership or control in excess of 9.9% of any class of voting securities of the Company by Fund VII together with its affiliates) or (ii) Fund VII’s and its affiliates’ ownership of any class of voting securities of the Company to exceed 9.9% of such class, in each case without the prior written consent of Fund VII.  Finally, the Company may not take any action that would cause Fund VII’s ownership to increase to an amount that would constitute “control” under the BHCA, the Change in Bank Control Act, or any rules or regulations promulgated thereunder.  Additionally, Fund VII shall not have the ability to purchase more than 33.3% of the Company’s total equity or exercise any voting rights in excess of 9.9% of the total outstanding voting securities of the Company.  In the event that Fund VII breaches any of these obligations, or believes that it is reasonably likely to breach such obligations, Fund VII agreed to promptly notify the Company and to cooperate in good faith with the Company to modify ownership or make other arrangements or take any other action necessary to cure or avoid such breach.

Indemnification.  The Company agreed to indemnify Fund VII, its controlling persons and each of their directors, officers, stockholders, members, partners, employees, agents, investment advisors and those with similar roles (each a  “Fund VII Party”) for losses and liabilities suffered or incurred as a result of (i) the Company’s breach of any of its representations, warranties, covenants or agreements in the SPA or any other transaction documents or (ii) any action instituted against a Fund VII Party in any capacity by any shareholder of the Company or other third party who is not an affiliate of such Fund VII Party.  The Company’s indemnification obligations are subject to the limitations set forth in the SPA (including the expiration of certain of the representations and warranties, as described above).

Board Representative and Observer.  Pursuant to the terms of the SPA, Fund VII is entitled to have one representative appointed to the Board for so long as Fund VII, together with its affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of the Common Stock.  As described in Item 4, John Pietrzak, a managing principal of the general partner of Fund VII, was appointed to the Board on November 20, 2019.  If Fund VII, together with its affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of the Common Stock and does not have a board representative on the Board, the Company will invite a person designated by Fund VII to attend meetings of the Board as an observer.

Preemptive Rights.  For so long as Fund VII, together with its affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of the Common Stock, if the Company makes any public or nonpublic offering or sale of any equity (including Common Stock, Series C Preferred Stock or Non-Voting Common Stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component, then, subject to certain exceptions, Fund VII will be afforded the opportunity to acquire from the Company for the same price (net of any underwriting discounts or sales commissions) and on the same terms as such securities are proposed to be offered to others, up to the amount of new securities in the aggregate required to enable it to maintain its proportionate Common Stock equivalent interest in the Company immediately prior to any such issuance of new securities.

Registration Rights.  In connection with the SPA, the Company and Fund VII entered into a registration rights agreement, dated as of October 31, 2019 (the “Registration Rights Agreement”).  Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a resale registration statement by no later than October 31, 2021 to register the resale of the Securities.

Pursuant to the Registration Rights Agreement, if the Company intends to file a registration statement covering a primary or secondary offering of any of its Common Stock, Series C Preferred Stock, Non-Voting Common Stock or other securities, which is not a registration solely to implement an employee benefit plan pursuant to a registration statement on Form S-8 or a registration statement on Form S-4, the Company will promptly give written notice to the holders of the Securities of its intention to effect such a registration and the Company will effect the registration under the Securities Act of all registrable securities that the holders request be included in such registration.  The Registration Rights Agreement is attached hereto as Exhibit 99.4 and incorporated herein by reference.

ERISA Matters.  Fund VII was provided customary VCOC rights pursuant to a VCOC Letter Agreement, dated as of October 31, 2019, by and between Fund VII and the Company (the “VCOC Letter Agreement”), including the right to receive regular financial reports (including, but not limited to, annual and quarterly financial reports), the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle Fund VII to consult with management of the Company on matters relating to the business and affairs of the Company more than once per calendar quarter.  The Company also agreed to consider, in good faith, the recommendations of Fund VII or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company.  The VCOC Letter Agreement is attached hereto as Exhibit 99.5 and incorporated herein by reference.

The foregoing references to and descriptions of the SPA, the Certificate of Designations, the Registration Rights Agreement and the VCOC Letter Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the SPA, the Certificate of Designations, the Registration Rights Agreement and the VCOC Letter Agreement, which are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of December 23, 2019, by and among Castle Creek Capital Partners VII, LP and Castle Creek Capital VII LLC, John M. Eggemeyer and John T. Pietrzak.
Exhibit 99.2

Securities Purchase Agreement, dated as of October 25, 2019, by and between Central Federal Corporation, Castle Creek Capital Partners VII, LP and certain other investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Central Federal Corporation’s Current Report on Form 8-K filed on October 31, 2019).

Exhibit 99.3

Certificate of Designations of the Series C Convertible Perpetual Preferred Stock, par value $0.01 per share, of Central Federal Corporation (incorporated by reference to Exhibit 3.1 to Central Federal Corporation’s Current Report on Form 8-K filed on October 31, 2019).

Exhibit 99.4

Registration Rights Agreement, dated as of October 31, 2019, by and between Central Federal Corporation, Castle Creek Capital Partners VII, LP and certain other investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Central Federal Corporation’s Current Report on Form 8-K filed on October 31, 2019).

Exhibit 99.5	VCOC Letter Agreement, dated as of October 31, 2019, by and between Central Federal Corporation and Castle Creek Capital Partners VII, LP.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019

CASTLE CREEK CAPITAL PARTNERS VII, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL VII LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak

SIGNATURE PAGE TO SCHEDULE 13D (CENTRAL FEDERAL CORPORATION)